Exhibit 99.B(d)(2)(U)(v)

SCHEDULE A

with respect to the

SUB-ADVISORY AGREEMENT

between

ING INVESTMENTS, LLC

and

ING INVESTMENT MANAGEMENT CO.

Series	Annual Sub-Adviser Fee
(as a percentage of average daily net assets)

ING Disciplined Small Cap Value Portfolio	0.2475% of first $500 million
0.2250% of next $500 million
0.2025% of assets thereafter